Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of the consolidated operating and financial performance of Claude Resources Inc. (“Claude” or the “Company”) for the three months ended March 31, 2014 with the corresponding period of 2013 is prepared as of May 7, 2014. This discussion is the responsibility of Management and has been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. This discussion should be read in conjunction with the Company’s March 31, 2013 condensed consolidated interim financial statements and notes thereto and the Company’s 2013 audited consolidated financial statements and notes thereto. The Board of Directors has approved the disclosure presented herein. All amounts referred to in this discussion are expressed in Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc., incorporated pursuant to the Canada Business Corporations Act, is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and OTCQB (OTCQB – CLGRF). The Company is also engaged in the exploration and development of gold Mineral Reserves and Mineral Resources. The Company’s entire asset base is located in Canada.

The Company’s revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan, which includes 42,500 acres (17,200 hectares) and is comprised of six mineral leases and extensive surface infrastructure. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan. The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit and a large number of gold occurrences and prospects. At 99,800 acres (40,400 hectares), this gold and silver exploration property is one of the largest land positions in the Flin Flon mineral district.

The Company’s Seabee and Amisk properties contain large, long life Mineral Resources in the politically safe jurisdiction of Canada. These properties, and their related deposits, each contain over one million ounces of gold in the ground inventory and have significant leverage to the price of gold and provide valuable opportunities for the Company and its shareholders. Management intends to monitor the attractiveness of these projects and evaluate alternatives to optimize value.

Corporate Developments

Madsen Sale

During the first quarter of 2014, the Company completed the sale of the Madsen Gold Project to Laurentian Goldfields Ltd. (“Laurentian”). Claude received $6.25 million cash and will receive $2.5 million of cash or equity (at Laurentian’s option) payable six months following the close of the transaction. Cash proceeds were utilized to reduce bank debt and for working capital purposes. In addition, Claude received 9,776,885 shares of Laurentian. The sale of the Madsen Gold Project aligns with Claude’s strategic plan to focus on improving the Company’s cash flow, margins and Balance Sheet.

CEO Retirement

Former President and Chief Executive Officer Neil McMillan, retired effective March 31, 2014 after a remarkable 18-year career at Claude. During his tenure, Neil had a tireless commitment, steadfast loyalty and the ability to lead the Company through difficult gold environments. In addition, Claude reached a production milestone of one million ounces at the Seabee Gold Operation, expanded its asset portfolio and built a strong management team capable of advancing the Company through these challenging times in the gold sector.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 2

Effective April 1, 2014, Mike Sylvestre, a Director of Claude, assumed the role of Interim President and Chief Executive Officer while the search for a permanent candidate is ongoing. Mr. Sylvestre is currently the President and Chief Executive Officer for Castle Resources Inc., an exploration and mine development company based in Toronto, Canada. Mr. Sylvestre holds an MSc and a BSc in Mining Engineering from McGill University and Queen’s University, respectively. He is also a member of the Professional Engineers of Ontario and the Canadian Institute of Mining. For most of his career, Mr. Sylvestre worked at Inco Ltd. where he most recently held senior management positions domestically and internationally. Most notably, he was the CEO of Vale Inco, New Caledonia, President Vale Inco, Manitoba Operations and Vice President of Operations PT Inco, Indonesia. Mr. Sylvestre brings over 35 years of mining experience to Claude, is Chairman of the Board of Wellgreen Platinum and also serves on the Board of James Bay Resources.

Term Loan Amendment Agreement

During the first quarter of 2014, the Company executed a Waiver and Credit Amendment Agreement (“Amendment Agreement”) which renegotiated the terms of its $25.0 million term loan (the “Loan”) with Crown Capital Partners Inc. (“CCP”) to remedy a breach of a financial covenant requirement of the Term Loan at December 31, 2013. The Amendment Agreement has modified certain covenants within the original Term loan with CCP. In addition, the 5,750,000 common share purchase warrants pursuant to the original agreement were cancelled in conjunction with the waiver of the covenant breach for consideration of $1.0 million, which was paid with 4,545,454 common shares of Claude.

Royalty

During the first quarter of 2014, the Company sold a Net Smelter Return (“NSR”) royalty agreement on the Seabee Gold Operation. Pursuant to this transaction, proceeds of U.S. $12.0 million were received by the Company in exchange for a three (3) percent NSR. Under the terms of the NSR, the Company has the right to re-purchase 50 percent of the NSR for U.S. $12.0 million, expiring on December 31, 2016. The NSR payments will be paid quarterly in cash or in physical gold at the average price of gold in each calendar month. Proceeds from the NSR will be used for further development and for general working capital purposes primarily related to the Seabee Gold Operation. During the first quarter of 2014, the Company incurred a royalty expense of $0.1 million (Q1 2013 – nil).

Strategic Review

The Company has engaged a strategic and financial advisor to undertake a strategic review of Claude’s business plan and capital structure and to explore alternatives with the objective to maximize value for all shareholders.

The Company has not established a definitive timeline to complete its review and there can be no assurance that this process will result in any specific strategic or financial or other value-creating transaction. The Company does not currently intend to disclose further developments with respect to this process, unless and until the Company approves a specific transaction, concludes its review of the strategic alternatives or otherwise determines there is material information to communicate.

GOING CONCERN

The Company’s unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. However, several conditions and events may result in uncertainty and therefore could cast doubt as to the Company’s ability to continue as a going concern.

The Company has incurred significant operating losses over the past year ($73.4 million for the year ended December 31, 2013 including impairment charges of $63.8 million). Also, historical production at the Company’s Seabee Gold Operation has not always met guidance. Furthermore, gold prices may fluctuate widely and are affected by numerous industry, political and macro-economic factors. The Company’s ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow from operations and / or obtain additional financing.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 3

The Company’s unaudited condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the consolidated statement of financial position classifications used.

Production, Financial and Exploration Highlights

Seabee Gold Operation Production

•	Production: 11,344 ounces produced (Q1 2013 - 8,082 ounces produced) was 40 percent higher period over period and attributable to increased tonnes and grade period over period.
•	Tonnes Milled: mill throughput of 64,370 tonnes during the first quarter of 2014.

Financial

•	Revenue: Sales of 10,865 ounces (Q1 2013 - 9,301 ounces) at an average price of CDN $1,438 (U.S. $1,303) generated revenue of $15.6 million, comparable to Q1 2013 revenue of $15.3 million at an average price of $1,643 (U.S. $1,629), reflecting a 17 percent increase in ounces sold offset by a 12 percent decrease in average realized price.
•	Cash cost per ounce of gold (1): CDN $978 (U.S. $886) per ounce for the three months ended March 31, 2014 was 21 percent lower than the CDN $1,245 (U.S. $1,235) per ounce for the first quarter of 2013.
•	Net cash margin: CDN $460 per ounce (Q1 2013 - CDN $398 per ounce), largely impacted by the decrease in cash cost per ounce of gold offset by decreased gold price realized period over period.
•	Net (loss) profit: Net loss of $5.1 million, or $0.03 per share (Q1 2013 – net loss of $2.5 million, or $0.01 per share).
•	Adjusted Net loss (1): After adjusting for deferred income tax (recovery) expense and non-recurring items such as impairment charges and loss on investments, the Company’s adjusted net loss was $4.7 million, or $0.03 per share (Q1 2013 – adjusted net loss of $3.3 million, or $0.02 per share).
•	Cash flow from operations before net changes in non-cash operating working capital (2): $1.8 million, or $0.01 per share (Q1 2013 – $1.4 million, or $0.01 per share).

Santoy Gap

•	During the quarter, the Company continued to make steady progress in developing the Santoy Gap towards production.
•	To date, the Company has completed approximately 200 metres of the 290 metre long ventilation raise and expects to have the raise completed by the end of the second quarter. The completion of the ventilation raise, which provides fresh air underground, represents a significant milestone as it will allow the Company to improve development rates by increasing the underground activity.
•	The Company completed the initial access to the deposit on 28 level and is currently developing the sill. Sampling results from the development sill have demonstrated encouraging results to date and are consistent with the Mineral Reserve. Development of the 24, 26 and 30 levels is progressing ahead of schedule, with anticipated development ore production from all levels in the second quarter.
•	The Company is conducting a 27,000 metre infill drilling program to better refine the Santoy Gap resource and optimize mine design. To date, drilling results have been positive and support the Company’s model of the deposit.

Exploration

Mineral Reserves and Mineral Resources:

•	Proven and Probable Mineral Reserves at November 15, 2013 were 422,900 ounces of gold. The Santoy Gap deposit contributed 266,100 ounces of this total. Measured and Indicated (“M&I”) Mineral Resources at November 15, 2013 were 175,200 ounces of contained gold. The Santoy Gap deposit contributed 83,900 ounces of this total.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 4

•	The Santoy Gap deposit, part of the Santoy Mine Complex, represents an opportunity for the Company to grow production due to Santoy Gap’s proximity to permitted mine infrastructure, low development cost and near-term production potential.

Seabee Gold Operation:

•	During the first quarter of 2014, exploration expenditures at the Seabee Gold Operation focused on review and compilation of existing data to support the development and evaluation of several near-mine targets.

Amisk Gold Project:

•	During 2014, no exploration expenditures are planned for the Amisk Gold Project.

Outlook

Operating and Financial Outlook

The Company completed its shaft extension project at the Seabee Mine and was able to reach full production from the L62 deposit. In addition, it achieved record mill throughput of 280,000 tonnes during full year 2013. During 2014, the Company will see the completion of many milestones including:

•	the continuation of access development to the Santoy Gap for infill drilling of the deposit; excavation of the 300 metre Santoy Gap vent raise to surface;
•	expansion of the electrical distribution system to accommodate operational growth; and
•	initial development ore from Santoy Gap.

For 2014, forecast gold production at the Seabee Operation is estimated to range from 47,000 to 51,000 ounces of gold. Unit costs for 2014 are expected to be comparable to 2013’s unit cash costs of $983 CDN per ounce. Quarterly operating results are expected to fluctuate throughout 2014; as such, they will not necessarily be reflective of the full year average.

Access to the Seabee Gold Operation is by fixed wing aircraft to an airstrip located on the property. Large consumables (including diesel and propane) and items related to the upgrading of the mining fleet and mine infrastructure are trucked to the site via a 60 kilometre annual winter ice road from Brabant Lake on Highway 102. The winter ice road is typically in use from January through March. This seasonal trend of purchasing and delivering inventories to the Seabee Gold Operation results in significant cash outflows during the first quarter of the year.

During 2014, when compared to 2013, the Company reduced the number of semi-trailer loads over the winter ice road (2014 – 350 semi-trailer loads; 2013 – 450 semi-trailer loads), a result of improved operating effectiveness and fewer capital projects in 2014. At current gold prices and forecast production, Management believes that operating cash flows, proceeds from the sale of Madsen and proceeds from the sale of the NSR royalty on the Seabee Gold Operation will be sufficient to fund the 2015 Winter Ice Road resupply requirements and further development opportunities at the Seabee Gold Operation. In addition, the Company is investigating various external financing options, including the divestiture of additional non-core assets, to ensure sufficient funding is in place.

Forecast and Capital Outlook

During 2014, capital expenditures are expected to include continued investment and expected upgrades at the Seabee Gold Operation.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 5

Capital expenditures at the Seabee Gold Operation in 2014 are expected to include continued investment and upgrades that are estimated to total approximately $22.0 million, funded from a combination of operating cash flow, the sale of the Madsen Gold Project and the sale of the NSR royalty on the Seabee Gold Operation. This 28 percent reduction from 2013 expenditures of $30.6 million is due to the completion of several major projects, including the shaft extension.

Table 1: Capital Expenditures (CDN$ million)
	2014 Estimate	2013 Actual
Capital
Development	$11.0	$18.1
Sustaining	5.5	7.9
Expansion	5.5	4.6
	$22.0	$30.6

Development expenditures are expected to be prioritized at Santoy Gap. Sustaining capital costs include expenditures on equipment replacement and tailings management facilities. Expansion capital is expected to focus in the Santoy Gap area to support the Company’s Life of Mine Plan and to generate future returns for the Company as the Santoy Gap deposit represents one of the Company’s best opportunities to build shareholder value.

Exploration Outlook

Exploration spending during 2014 is forecast to be approximately $0.2 million (2013 - $1.6 million).

At the Seabee Gold Operation, exploration expenditures will focus on low cost per ounce targets, proximal to infrastructure with the potential to materially impact near-term production, drive resource growth and to positively impact the Company’s Mineral Reserves and Mineral Resources. Drilling at Seabee is anticipated to consist of the following:

Table 2: Summary of Estimated 2014 Drilling at Seabee
Area	Target	Metres
Seabee Operations	Seabee underground	18,000
Santoy Mine Complex	Santoy 8 and Gap underground	34,000
Total:		52,000

Corporate Outlook

In the future, Claude will continue to:

i)	Pursue best practices in the areas of safety, health and the environment in our operations;
ii)	Reduce capital and operating expenditures and improve unit operating costs at the Seabee Gold Operation by continuing to focus on the Company’s cash flow optimization plan designed to maximize cash flow while developing lower cost and higher grade satellite deposits including the Santoy Gap deposit; and
iii)	Sustain or increase reserves and resources at the Seabee Gold Operation through targeted exploration and development.

Mining Operations Results

Seabee Gold Operation

At the Seabee Gold Operation, Claude is focused on improving profit margins and executing its mine plan. Profit margins will be increased by targeting higher grades zones (L62, Santoy Gap), with continued focus on cost control for materials and supplies as well as controlling labour costs.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 6

The Company is also continuing with its review of operating processes and procedures to identify and implement efficiencies designed to increase production and lower operating costs.

During the first quarter of 2014, the Company milled 64,370 tonnes at a grade of 5.76 grams of gold per tonne (Q1 2013 – 61,877 tonnes at a grade of 4.31 grams of gold per tonne) for total production of 11,344 ounces of gold (Q1 2013 – production of 8,082 ounces of gold). The 40 percent increase in ounces produced is attributable to a 34 percent increase in grade and a four percent increase in tonnes milled period over period.

Table 3: Seabee Gold Operation Quarterly Production and Cost Statistics
March 31	2014	2013	Change

Operating Data
Tonnes Milled	64,370	61,877	4%
Head Grade (grams per tonne)	5.76	4.31	34%
Recovery (%)	95.1%	94.3%	1%
Gold Ounces
Produced	11,344	8,082	40%
Sold	10,865	9,301	17%
Financial Data
Revenues (CDN$ million)	$15.6	$15.3	2%
Production Costs (CDN$ million)	$10.6	$11.6	(9)%
Cash Operating Costs (CDN$/oz) (1)	$978	$1,245	(21)%
Cash Operating Costs (U.S.$/oz) (1)	$886	$1,235	(28)%

Seabee Mine

During the first quarter of 2014, the Seabee Mine produced 8,285 ounces of gold (Q1 2013 – 4,287 ounces). This increase was attributable to: a 12 percent increase in tonnes milled due to the completion of the shaft extension during 2013 and the commencement of the Alimak mining method; and a 71 percent increase in grade attributable to differences in mine sequencing period over period.

Table 4: Seabee Mine Quarterly Production Statistics
March 31	2014	2013	Change

Tonnes Milled	37,036	33,070	12%
Tonnes per Day	412	367	12%
Head Grade (grams per tonne)	7.31	4.27	71%
Gold Produced (ounces)	8,285	4,287	93%

Santoy Mine Complex

During the first quarter of 2014, the Santoy Mine Complex produced 3,059 ounces of gold (Q1 2013 – 3,795 ounces). Period over period, this result is attributable to: a five percent decrease in tonnes due to damage to the power transformer serving the Santoy Mine complex, which was lost on March 12, 2014 and back in Service on April 3, 2014; and a 16 percent decrease in grade due to differences in mine sequencing period over period.

Table 5: Santoy Mine Complex Annual Production Statistics
March 31	2014	2013	Change

Tonnes Milled	27,334	28,807	(5)%
Tonnes per Day	304	320	(5)%
Head Grade (grams per tonne)	3.66	4.35	(16)%
Gold Produced (ounces)	3,059	3,795	(19)%

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 7

Capital Projects

Tailings Facility

During 2014, the Company plans to continue with upgrades to its tailings facilities to ensure adequate storage capacity and treatment of Mill effluent. When completed in 2014, this facility will be permitted up to 460 metre elevation which will support a minimum of four years of operations. Completion of the permitting process and construction of the full dyke (stage one) at the East Lake tailings facility will be complete in 2014 which will allow for additional deposition of tailings into the facility.

Santoy Gap

The Company has completed the ramp from Santoy 8 to the Santoy Gap deposit as well as two drill chambers for infill and definition drilling. In addition, the first cross cut into the ore body for mining purposes has been completed. Finally, work on a 300 metre ventilation raise has commenced, of which approximately 100 metres has been completed.

In 2014, the Company expects to see development ore from Santoy Gap and production ore during the second half of 2014 following the completion of the ventilation raise and further development. Based on its high-grade nature and size, the Santoy Gap deposit demonstrates the potential that exists to grow production at the Seabee Gold Operation and is a key component of the Company’s capital projects during 2014.

Financial Results of Operations

Highlights

Table 6: Highlights of Financial Results of Operations
March 31	2014	2013

Revenue	$15,624	$15,278
Divided by ounces sold	10,865	9,301
Average Realized Price per Ounce (CDN$)	$1,438	$1,643

Production costs	$10,628	$11,584
Divided by ounces sold	10,865	9,301
Total cash costs per ounce (CDN$)	$978	$1,245

Net Cash Margin per Ounce Sold (CDN$)	$460	$398

Production royalty (NSR)	$58	$-
Depreciation and depletion	$5,593	$4,549
Gross loss	$(655)	$(855)
Net loss	$(5,111)	$(2,537)
Loss per share (basic and diluted)	$(0.03)	$(0.01)

During the first quarter of 2014, the increase in ounces sold and decrease in production costs, partially offset by a decrease in average realized price per ounce, has positively impacted net cash margin per ounce sold period over period. The Company continues with various initiatives intended to improve profitability at the Seabee Gold Operation through a combination of cost controls and expediting the development of production profiles at lower cost satellite ore bodies, including Santoy 8 and eventually the Santoy Gap deposit. Also, the Company anticipates that the continued contribution of the Santoy Mine Complex (includes the Santoy 8 and Santoy Gap deposits), contribution of ore from the L62 Zone and completion of the shaft extension will be positive catalysts in lowering overall unit operating costs at the Seabee Gold Operation during 2014 and beyond.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 8

Net Profit (Loss)

For the three months ended March 31, 2014, the Company recorded a net loss of $5.1 million, or $0.03 per share. This compares to a net loss of $2.5 million, or $0.01 per share, after a $0.8 million deferred income tax recovery.

Revenue

Gold revenue from the Company’s Seabee Gold Operation for the three months ended March 31, 2014 increased two percent to $15.6 million from the $15.3 million reported for the first three months of 2013. The increase in gold revenue period over period was attributable to higher gold sales volume (Q1 2014 – 10,865; Q1 2013 – 9,301 ounces) offset by a 12 percent decline in Canadian dollar gold prices realized (Q1 2014 $1,438 (U.S. $1,303); Q1 2013 - $1,643 (U.S. $1,629)).

Production Costs

For the three months ended March 31, 2014, mine production costs of $10.6 million (Q1 2013 - $11.6 million) were nine percent lower period over period. This decrease is attributable to efficiencies associated with the shaft extension, improved planning and procurement practices, increased productivities and reduced labour costs.

Total cash cost per ounce of gold (1) for the first quarter of 2014 decreased 21 percent to CDN $978 (U.S. $886) per ounce from CDN $1,245 (U.S. $1,235) during the first three months of 2013, a result of the nine percent decrease in production costs and 17 percent increase in ounces sold. The Company is continuing to pursue initiatives intended to lower these costs during 2014 and beyond.

Production Royalty

For the three months ended March 31, 2014, the Company’s NSR Royalty was $0.1 million (Q1 2013 - $nil).

Depreciation and Depletion

For the three months ended March 31, 2014, depreciation and depletion was $5.6 million (Q1 2013 - $4.5 million), up 24 percent period over period. These results are attributable to an increase in tonnes broken and a decrease in the Seabee Gold Operation’s reserves offset by a decrease in the Seabee Gold Operation’s asset base.

General and Administrative Expense

General and administrative expense of $2.4 million for the first three months of 2014 was consistent period over period. After adjusting for non-cash expenses attributable to stock-based compensation, restricted share units and deferred share units, direct administrative expense is down 19 percent period over period.

Table 7: Corporate General and Administrative Expense
March 31	2014	2013	Change

Direct administration	$1,261	$1,561	(19)%
Stock-based compensation	215	327	(34)%
Restricted share units	42	-	-
Deferred share units	842	510	65%
Total General and Administrative	$2,360	$2,398	(2)%

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 9

Finance Expense

Finance expense includes interest expense, accretion expense and derivative losses (if any). For the three months ended March 31, 2014, Finance expense was $2.2 million (Q1 2013 - $0.4 million). The increase is attributable to derivative losses, increased interest expense associated with the Company’s $25.0 million debt facility (which closed at the beginning of the second quarter of 2013) and expenses related to the Company’s private placement completed during the first quarter.

Finance and Other Income

Finance and other income consists of interest income, production royalties pursuant to the Red Mile transactions, derivative gains (if any) and other miscellaneous income. For the three months ended March 31, 2014, Finance and other income of $0.4 million was consistent with the comparable period of 2013.

Deferred Income Tax (Recovery) Expense

For the three months ended March 31, 2014, the Company had a deferred income tax recovery of $nil million (Q1 2013 - deferred tax recovery of $0.8 million).  The variance noted is attributable to an increase in the loss before taxes period over period. Management is not recognizing any deferred tax assets in excess of its deferred tax liabilities and does not expect to recognize any significant deferred tax assets or liabilities in the foreseeable future from its current operations.

Liquidity, Financial Resources and Capital Structure

The Company monitors its spending plans, repayment obligations and cash resources on a continuous basis with the objective of ensuring that there is sufficient capital within the Company to meet business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and short-term investments. The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued investment in maintenance and growth capital relating to the mining fleet and mine infrastructure.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets or incur debt. The Company is not subject to externally imposed capital requirements.

The Company’s capital structure is comprised of a combination of short-term and long-term debt and shareholders’ equity.

The Capital structure of the Company is as follows:

Table 8: Schedule of Capital Structure of the Company
			March 31	December 31
	Interest	Maturity	2014	2013
Demand loans	P + 1.50%	Jan-Apr/2015	$2,336	$2,950
Revolving loan			-	5,000
Finance lease liabilities	5.40%-5.50%	Jan-Mar/2014	-	291
Term loan*	10.00%	April/2018	23,717	23,628
Total debt *			$26,053	$31,869

Shareholders’ equity			119,888	122,596

Debt * to equity			22%	26%

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 10

* For accounting purposes, closing costs associated with the Company’s Term loan were netted against the principal balance owing, thereby reducing the carrying value of the Company’s debt on the Statement of Financial Position. The amount presented in the above table is the amortized cost of the balance owing. At March 31, 2014, the principal balance owing on the Company’s Term loan was $25.0 million. A reconciliation between the principal balance owing and the amortized cost (carrying amount) presented on the Company’s Statement of Financial Position is included in the “Other Financial Measures and Reconciliations” section of this MD&A.

Cash, Cash Equivalents and Cash Flow

The Company had bank indebtedness of $1.2 million at March 31, 2014 (December 31, 2013 - bank indebtedness of $8.6 million). Short-term investments at March 31, 2014 increased to $4.7 million (December 31, 2013 – $1.6 million), reflecting the Company’s receipt of shares in Laurentian Goldfields Ltd. pursuant to the closing of the Madsen sale.

Operating Activities

Operating cash flow is the Company’s primary source of liquidity. As required, the Company may enhance its liquidity and supplement operating cash flow through a combination of equity issuances, securing debt financing and sale of non-core assets. The principal use of operating cash flow is to fund the Company’s: operating and capital expenditures at the Seabee Gold Operation; General and Administrative costs; and principal and interest payments.

During the first quarter of 2014, cash used in operating activities was $0.9 million, a $2.5 million decrease from the comparable period of 2013; this decrease reflects lower net profit. Period over period, the most significant driver of the change in operating cash flow is higher gold sales offset by the decrease in the market price of gold. Whether favorable or unfavorable, future changes in the price of gold will continue to have a material impact on the cash flow and liquidity of the Company.

For the three months ended March 31, 2014, the Company’s cash flow from operations before net changes in non-cash operating working capital (2) was $1.8 million, or $0.01 per share (Q1 2013 - $1.4 million, or $0.01 per share).

At March 31, 2014, the Company had working capital of $17.1 million (December 31, 2013 – working capital deficiency of $11.9 million). Included in the working capital calculation at March 31, 2014 are demand loans totaling $2.3 million and the current portion of the Company’s Term loan outstanding ($3.3 million).

Table 9: Working Capital and Current Ratio
	March 31	December 31
	2014	2013	Change

Current assets
Short-term investments	$4,688	$1,643	185%
Accounts receivable	5,357	2,873	86%
Inventories
Gold in-circuit	3,043	2,522	21%
Stockpiled ore	3,664	1,838	99%
Materials and supplies	24,837	16,205	53%
Assets held for sale	-	13,423	-
Other current assets	317	390	(19)%
Total Current assets	$41,906	$38,894

Current liabilities
Bank indebtedness	$1,231	$8,623	(86)%
Accounts payable and accrued liabilities	16,695	6,997	139%
Loans and borrowings
Demand loans	2,336	2,950	(21)%
Current portion of finance lease liabilities	-	291	-
Current portion of term loan *	3,300	23,628	(86)%

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 11

Table 9: Working Capital and Current Ratio
	March 31	December 31
	2014	2013	Change

Revolving loan	-	5,000
Liabilities related to assets held for sale	-	2,316	-
Other current liabilities	1,271	1,001	27%
Current liabilities	$24,833	$50,806

Working capital (deficiency)	$17,073	$(11,912)	243%
Current ratio	1.69	0.77	119%

* Amortized cost; principal outstanding on Term Loan is $25.0 million.

Investing Activities

Cash provided by investing activities amounted to $13.5 million for the period ended March 31, 2014. Investing activities included the proceeds from the sale of an NSR Agreement, the sale of the Madsen Property and the sale of certain investments (collectively providing $21.4 million). These were offset by Mineral property expenditures of $7.9 million during the first three months of 2014, a $5.5 million decrease period over period. During the first quarter of 2014, expenditures were comprised of Seabee Mine and shaft development of $6.3 million, exploration costs (focusing primarily on the Seabee and Santoy Regional areas) of $0.2 million and property, plant and equipment additions of $1.4 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion. The Company utilized its cash flow provided by investing activities (which included proceeds from the NSR Agreement and the sale of Madsen) to fund these additions.

Financing Activities

The Company’s financing activities during the first quarter of 2014 included proceeds of $0.7 million received from the issuance of common shares pursuant to the Company’s Employee Share Purchase Program. This was offset by the repayment of the $5.0 million revolving loan and $0.9 million of demand loans and capital leases repayments, resulting in a net financing cash outflow of $5.2 million. This compares to a net financing cash inflow of $4.7 million during the first quarter of 2013, which consisted of $0.7 million in funding received from the Company’s Employees Share Purchase Plan (“ESPP”) and demand loan proceeds of $5.0 million, offset by demand loan and capital lease repayments totaling $1.0 million.

During the first quarter of 2014, a total of 7,799,148 common shares (Q1 2013 – 2,065,812) were issued pursuant to the Company’s ESPP. No common shares were issued pursuant to the Company’s Stock Option Plan during the first quarters of 2014 or 2013.

During the first quarter of 2014, the Company obtained a waiver from its lender and entered into an Amendment Agreement for the financial covenant requirements of the Term Loan (due to non-compliance with a certain covenant at December 31, 2013). There were no changes to principal repayment or interest terms as a result of this Amendment Agreement; the maturity date remains 60 months from closing and interest on the Term Loan remains fixed at 10 percent, compounds monthly and is payable monthly. During 2014, in addition to interest payments, monthly principal payments of $0.3 million will begin in May 2014.

Table 10: Terms of CCP Term Loan Agreement
Period	Monthly Amount	Annual Amount
Months 1 – 12	NIL	NIL
Months 13 – 59	$300,000	$3,600,000
Due at Maturity (April 2018)		$10,900,000

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 12

The Term loan remains subordinate to all of the Company’s other short-term and long-term loans and borrowings. In addition, the 5,750,000 common share purchase warrants pursuant to the original agreement have been cancelled for consideration of $1.0 million; consideration was paid with 4,545,454 common shares of Claude.

Demand loans and Obligations under finance lease

During the first quarter of 2014, the Company repaid its $5.0 million revolving loan; in addition, it repaid $0.6 million of its demand loans and $0.3 million of its capital leases outstanding. The proceeds and repayments of demand loans and capital leases relate to production equipment at the Seabee Gold Operation.

Financial and Other Instruments

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates. The Company does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies.

The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.

The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency risks. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.

To mitigate the effects of price fluctuations in revenue, the Company may enter into derivative instrument transactions, from time to time, in respect of the price of gold and foreign exchange rates. Such transactions can expose the Company to credit, liquidity and interest rate risk. At March 31, 2014, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2014 production totaling 15,000 ounces. The market value gain inherent in these contracts at March 31, 2014 was $0.2 million. The Company did not have any derivative instruments outstanding at March 31, 2013. The Company’s main interest rate risk arises from interest earning cash deposits that expose the Company to interest rate risk.

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

The Company is exposed to equity securities market price risk, arising from investments classified on the balance sheet as available-for-sale. Investments in equity securities are approved by the Board on a case-by-case basis. All of the Company’s available-for-sale equity investments are in junior resource companies listed on the TSX Venture Exchange.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 13

The Company is exposed to counterparty risk which is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk; however, the Company only deals with credit worthy counterparties. Accounts receivable comprise institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable institutions. All significant cash balances are on deposit with high-rated banking institutions. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Contractual Obligations

At March 31, 2014, there were no significant changes to the Company’s contractual obligations from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2013.

Statements of Financial Position

Highlights

Table 11: Select Statements of Financial Position Data
	March 31	December 31	Percent
	2014	2013	Change

Total assets	$173,054	$181,675	(5)%
Non-current liabilities *	$28,333	$8,273	242%

* At December 31, 2013, the Company’s Term loan was classified as a current liability due to non-compliance with a financial covenant. Non-current liabilities at March 31, 2014 reflect the reclassification of the Company’s Term Loan from current to long-term due to execution of a waiver agreement pursuant to the Term Loan during the first quarter of 2014.

Assets

The Company’s total assets were $173.1 million at March 31, 2014, compared to $181.7 million at December 31, 2013; Claude’s asset base primarily consists of non-current assets comprising mineral properties, reflecting the capital intensive nature of the exploration and mining business and the impact of the significant capital expenditures relating to its operations and exploration projects. The $8.6 million net decrease resulted from increases of: $3.0 million in Short-term investments, largely relating to proceeds received from the Madsen asset sale; $2.5 million in Accounts receivable, largely attributable to the timing of gold sales and partial receipt of proceeds from the sale of the Madsen asset; and $11.0 million in Inventories. These increases were offset by decreases of: $13.4 million in Assets held for sale (relating to the classification of the Madsen Property as held for sale at December 31, 2013); $11.6 million in Mineral properties, largely attributable to the NSR royalty completed by the Company on the Seabee Gold Operation.

Liabilities

Total Current and Non-current liabilities were $53.2 million at March 31, 2013, down $5.9 million from December 31, 2013. This result was attributable to a $9.7 million increase in Accounts payable and accrued liabilities, attributable to the timing and payment of expenditures relating to consumables (associated with the annual winter road resupply) at the Seabee Gold Operation. This increase was offset by decreases of: $7.4 million in Bank indebtedness, attributable to proceeds received from the completion of the Madsen sale and NSR Royalty sale; $5.9 million (net) of Loans and borrowings, attributable to repayment of the Company’s $5.0 million revolving loan, $0.6 million of repayments on demand loans outstanding and $0.3 million of repayments on obligations under finance lease; $2.3 million in Liabilities related to assets held for sale, attributable to the Madsen Property being classified as held for sale at December 31, 2013 and the sale itself being completed in the first quarter of 2014; and a net decrease of $0.2 million in the Company's current and long-term Net royalty obligation.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 14

Shareholders’ Equity

Shareholders’ equity decreased by $2.7 million to $119.9 million at March 31, 2014, from $122.6 million at December 31, 2013. This variance is attributable to an increase in Share capital of $3.2 million due to the issuance of common shares pursuant to the Company’s ESPP and pursuant to a private placement completed during the first quarter of 2014; a decrease of $1.5 million to Contributed surplus; and a $5.1 million increase to Accumulated deficit, a result of the net loss for the first quarter of 2014.

Comprehensive income consists of net profit (loss), together with certain other economic gains and losses that are collectively referred to as “other comprehensive income (loss)” or “OCI” and are excluded from the Income Statement.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to first quarter 2014 actuals, are as follows:

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.7 million, or $0.00 per share.

Grade

For a 0.25 gram per tonne movement in grade, earnings and cash flow will have a corresponding movement of CDN $2.2 million, or $0.01 per share.

Selected Quarterly Production and Financial Data

	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30
	2014	2013	2013	2013	2013	2012	2012	2012

Tonnes milled	64,370	74,458	64,642	79,077	61,877	69,698	66,173	72,808
Grade processed (grams per tonne)	5.76	5.61	5.30	5.13	4.31	5.94	7.34	5.45
Gold Ounces
Produced	11,300	12,800	10,500	12,400	8,100	12,700	15,100	12,200
Sold	10,900	13,200	10,800	11,500	9,300	12,700	14,100	12,300
Gold sales ($ millions)	15.6	17.5	15.0	16.1	15.3	21.2	23.4	20.1
Net profit (loss) ($ millions) (a)	(5.1)	(27.1)	(33.9)	(9.9)	(2.5)	2.4	3.0	0.7
Net profit (loss) per share (a)	(0.03)	(0.15)	(0.19)	(0.06)	(0.01)	0.01	0.02	0.00
Average realized gold price (CDN$ per ounce)	1,438	1,323	1,389	1,393	1,643	1,668	1,663	1,633
Average realized gold price (US$ per ounce)	1,303	1,260	1,338	1,361	1,629	1,683	1,671	1,616
Cash cost per ounce (b) (CDN$ per ounce)	978	944	919	875	1,245	822	920	1,082
Cash cost per ounce (b) (US$ per ounce)	886	899	885	855	1,235	829	924	1,071
Cash flow from operations before net changes in non-cash operating working capital ($ millions) (c)	1.8	4.5	4.3	3.7	1.4	9.4	8.6	5.3
Cash flow from operations per share	0.01	0.03	0.02	0.02	0.01	0.05	0.05	0.03

Weighted average shares outstanding (basic)	182,029	175,811	175,811	175,811	174,801	173,746	173,746	173,741

CDN$/US$ Exchange	1.1038	1.0498	1.0383	1.0235	1.0086	0.9914	0.9949	1.0101

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 15

(a)	Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter. Q4 2013 reflects the impact of a $3.5 million impairment charge on the Seabee Gold Operation and a $4.3 million impairment charge on the Madsen Property. Q3 2013 reflects the impact of a $7.9 million impairment charge on the Seabee Gold Operation and a $37.3 million impairment charge on the Madsen Property. Q2 2013 results reflect the impact of a $10.8 million impairment charge on the Seabee Gold Operation.
(b)	Denotes a non-IFRS measure. For an explanation and reconciliation of non-IFRS measures, refer to the “Non-IFRS Financial Measures” section of this MD&A.
(c)	For an explanation of this performance measure, refer to the “Other Performance Measures” section of this MD&A.

The financial results for the last eight quarters reflect the following general trends: lower average realized gold price over the past four quarters; declining gold sales attributable lower realized gold price; and variable cash cost per ounce.

Accounting Estimates

Certain of the Company’s accounting policies require that Management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2013, available at www.sedar.com.

New Accounting Pronouncements

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

Offsetting Financial Assets and Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. These amendments have been applied retrospectively. The amendments to IAS 32 did not impact the Company’s consolidated financial statements.

IFRIC 21 Levies

IFRIC 21, Levies (“IFRIC 21”), is effective for annual periods beginning on or after January 1, 2014 and is applied retrospectively. It is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 Income Taxes) and fines or other penalties for breaches of legislation.

The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The adoption of IFRIC 21 did not have an impact on the consolidated financial statements of the Company as at March 31, 2014 or December 31, 2013.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 16

Future Accounting Pronouncements

These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt this standard, if applicable, when it becomes effective.

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 (tentative). The Company is currently evaluating the impact of IFRS 9 on its financial statements, if any.

Exploration Results

During 2014, exploration at the Seabee Gold Operation will focus on low cost per ounce targets, proximal to infrastructure with the potential to materially impact near-term production, drive resource growth and to positively impact the Company’s Mineral Reserves and Mineral Resources.

All exploration activities were carried out under the direction of Qualified Person, Brian Skanderbeg, P. Geo., Senior Vice President and Chief Operating Officer.

Seabee Gold Operation

The Seabee Gold Operation is located northeast of La Ronge, Saskatchewan and is host to the producing Seabee Mine and Santoy Mine Complex as well as the L62 Zone, Santoy Gap and regional exploration targets.

Figure 1: Seabee Property regional map showing significant gold deposits and occurrences.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 17

Santoy Region

The Santoy Region includes the Santoy 8 and Santoy Gap deposits, which are part of the Santoy Mine Complex.

Gold mineralization at the Santoy Region is hosted in siliceous, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills. The mineralized lenses dip moderately to steeply eastward and are amenable to bulk mining techniques. Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 500 metres and remains open along strike and down plunge to the north. The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north. The true thickness of the Santoy 8 deposits varies from 1.5 metres to 15 metres.

The Santoy Gap deposit is located 400 to 900 metres north of underground infrastructure, immediately on strike and adjacent to the Santoy 8 deposit within the Santoy Mine Complex. Historical drilling completed in and around the Santoy Gap and along the Santoy regional shear zone has extended the mineralized system, discovered a sub-parallel lens to the Santoy Gap approximately 150 metres to the east and affirmed the high prospectivity of the Santoy Regional Shear Zone, hosting multiple deposits over a three kilometre strike length. The Santoy Gap system remains open down plunge to the north, along strike to the south and at depth. These recent intercepts at depth may link with the existing Santoy 8 resource 300 metres to the south.

Drilling at Santoy Gap has extended the mineralized system down-plunge to 650 metres depth and at Santoy 8 has extended the system 400 metres below the base of the existing inferred resource.  These step-out drill intercepts significantly expand the footprint of the Santoy Mine Complex and are of a materially higher grade than the current reserve and resource base. Santoy Gap results are highlighted by drill hole JOY-13-690 that returned 330.35 grams of gold per tonne over 1.55 metres, inclusive of a bonanza grade interval of 602.00 grams of gold per tonne over 0.84 metres. This is the highest grade interval drilled to date at the Santoy Gap. Drill hole JOY-13-692 returned 18.80 grams of gold per tonne over 13.86 metres in the final hole of the program. The intercept is located 400 metres down plunge from existing Santoy 8 inferred resources and 200 metres along strike from the Santoy Gap inferred resources. Drill hole JOY-13-692 is of particular significance as it confirms continuity at depth between the Santoy Gap and Santoy 8 deposits.

Table 12: Highlights from 2013 Santoy Mine Complex Drilling
Hole ID	Easting	Northing	From (m)	To (m)	Grade (g/t)	Width (m)	Zone
JOY-13-690	599175	6171150	684.27	685.82	330.35	1.55	GAP
		Incl	684.98	685.82	602.00	0.84	GAP
JOY-13-692	599721	6170539	632.85	646.71	18.80	13.86	Santoy 8
		Incl	632.85	635.85	73.49	3.00	Santoy 8

Note: Composites were calculated using a 3.0 g/t Au cut-off grade and may include internal dilution. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut.

With a relatively limited surface drill program, the Company was able to demonstrate significant resource and grade upside at the Santoy Mine Complex. Furthermore, these holes demonstrate the prospectivity of the regional Santoy system and they also highlight the potential for near term resource growth. With the advancement of the Company’s exploration ramp from Santoy 8 to Santoy Gap, Claude’s exploration group has initiated underground infill drilling to aid in the development of a detailed mine design for the Santoy Gap as it is moved towards production.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 18

Figure 2: Santoy Region Composite Longitudinal Section.

Seabee Regional

Exploration of the Seabee Regional area has included work in the Pine, Pigeon and Laonil Lake areas. Grass roots work has focused on examining these prospective regional structures.

Figure 3: Seabee Mine Composite Longitudinal Section (L62 Zone Discovery)

Amisk Gold Project

No exploration expenditures are planned for the Amisk Gold Project during 2014. The Amisk Gold Project is located in the Flin Flon-Snow Lake Greenstone Belt and is host to the Amisk Gold Deposit as well as a large number of gold occurrences and prospects.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 19

At the Amisk Gold Project, regional potential remains high and exploration maturity low. Field work and extensive compilation have resulted in the emergence of an extensive list of exploration targets that are currently being prioritized for future assessment. The Company has also completed target development (with the goal of identifying targets with similarities to Amisk’s historical geology), ranking and ground-base reconnaissance in areas which host potential for Amisk-style gold-silver (“Au-Ag”) mineralization as well as conventional base-metal deposits typical of the Flin Flon belt.

 Figure 4: Amisk Gold Project

Drilling from the Company’s historical drill programs successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast. Gold and silver mineralization at the Amisk Gold Project is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres. The system remains open to the southwest, southeast, northwest and at depth.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 20

Figure 5: Cross Section A-A’ of the Amisk Gold Property

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Geochemical analyses were submitted to ALS Chemex in Vancouver, British Columbia, TSL Laboratories in Saskatoon, Saskatchewan and or the Seabee mine site lab. ALS Chemex and TSL Laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish.

Mineral Reserves and Mineral Resources

The Company’s Mineral Resources were estimated by Claude personnel. Estimates of Mineral Resources as at November 15, 2013 were conducted under the direction of Qualified Person Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer. SRK Consulting (Canada) Inc. prepared the estimates of the Company’s Mineral Reserves as at November 15, 2013 under the direction of Qualified Person Stephen Taylor, P.Eng. (SRK Consulting (Canada) Inc.).

Seabee Gold Operation

At November 15, 2013, Proven and Probable Reserves in the Seabee Gold Operation were 2,308,800 tonnes, grading 5.70 grams per tonne or 422,900 ounces of gold. The Company’s Mineral Resources at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 175,200 ounces and Inferred Mineral Resources totalling 582,900 ounces.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 21

Table 13: Seabee Gold Operation Mineral Reserves and Mineral Resources
Proven and Probable Reserves
	November 15, 2013			December 31, 2012
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	490,000	6.67	105,000	947,100	7.26	221,100
Santoy 8	362,100	4.45	51,800	628,100	4.45	89,900
Santoy Gap	1,456,700	5.68	266,100	1,210,000	6.24	243,000
Totals	2,308,800	5.70	422,900	2,785,200	6.19	554,100

Measured and Indicated Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	151,000	6.42	31,200	45,400	4.86	7,100
Santoy 8	68,000	4.55	9,900	59,300	3.28	6,200
Santoy Gap	309,400	8.44	83,900	94,000	4.65	14,000
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West	100,700	3.57	11,600	111,000	3.10	11,000
Totals	789,100	6.91	175,200	469,600	5.10	77,000

Inferred Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	421,600	9.78	132,600	355,600	8.55	97,700
Santoy 8	640,100	6.09	125,300	518,700	5.91	98,600
Santoy Gap	1,210,000	6.96	270,800	1,875,000	5.92	356,900
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West	174,800	5.48	30,800	138,300	6.03	26,800
Totals	2,516,500	7.21	582,900	2,957,600	6.35	603,400

Footnotes to the Mineral Resource Statement:

1.	At November 15, 2013, Mineral Resources were estimated by Claude personnel. SRK Consulting (Canada) Inc. prepared the Company’s Mineral Reserves as at November 15, 2013. The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer, a full time employee of Claude. Mr. Skanderbeg has sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as a Qualified Person as defined by NI 43-101. Mineral Reserves were conducted under the direction of Qualified Person Stephen Taylor, P.Eng (SRK Consulting (Canada) Inc.).
2.	In 2012, Mineral Reserves and Mineral Resources estimates were conducted under the direction of Qualified Persons Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer and Peter Longo, P.Eng., former Vice President, Operations.
3.	The Mineral Resources and reserves reported herein have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101.
4.	Mineral Reserves and Mineral Resources for the Seabee deposit are reported at a cut-off of 4.6 grams of gold per tonne. Santoy 8 and Santoy Gap Mineral Reserves and Mineral Resources are reported at a cut-off of 3.5 grams of gold per tonne. Porky Main and Porky West Mineral Resources are reported at a cut-off grade of 3.0 grams of gold per tonne. Assumptions include a price of CDN $1,350 per ounce of gold using metallurgical and process recovery of 95.2 percent and overall ore mining and processing costs derived from 2013 realized costs.
5.	All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.
6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.

At the Seabee Gold Operation, year over year, there was a 24 percent decrease in Mineral Reserves (131,200 ounces) and a 128 percent increase in Measured and Indicated Mineral Resources (98,200 ounces). Year over year, changes in the Seabee Gold Operations Mineral Reserves and Mineral Resources were driven by:

•	a decrease in gold price which increased cut-off grade;
•	reduced drilling meterage focused on grade definition;
•	mining depletion; and
•	higher dilution assumptions.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 22

The Mineral Reserves and Mineral Resources of the Santoy Gap deposit are growing in importance and represent an opportunity for the Company due to their proximity to permitted mine infrastructure, low development cost and near-term production potential. Furthermore, based on its high-grade nature and size, the Santoy Gap deposit demonstrates the potential that exists to grow production at the Seabee Gold Operation.

Amisk Gold Project

At the Amisk Gold Project, Claude’s independent NI 43-101 compliant resource calculation outlines an Indicated Resource of 921,000 ounces of 0.95 grams of Au Eq per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Table 14: Amisk Gold Project Consolidated Mineral Resource Statement*
	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
Resource Class	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of 87 percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of 50 degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The mineral resources for the Amisk Gold Project are sensitive to the selection of cut-off grade. The table below presents the quantity and grade estimates at a range of cut-off grades inside the conceptual pit shell considered for reporting the Mineral Resource Statement. A cut-off value of 0.4 grams of gold equivalent per tonne was selected based on optimization results and benchmarking against similar deposits.

Table 15: Global Block Model Quantity and Grade Estimates, Amisk Lake Gold Project at Various Cut-off Grades.
Grade	Indicated			Inferred
Au Eq (gpt)	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq
0.40	30,150,090	0.95	920,881	28,653,135	0.70	644,854
0.50	23,533,117	1.09	824,702	19,446,358	0.82	512,676
0.60	18,322,858	1.25	736,367	13,665,490	0.94	412,994
0.70	14,359,129	1.41	650,936	9,491,034	1.07	326,504
0.80	11,418,785	1.58	580,054	6,659,786	1.20	256,941
0.90	9,206,976	1.76	520,980	4,825,758	1.34	207,903
1.00	7,606,617	1.93	471,998	3,589,543	1.48	170,802
1.50	3,472,946	2.80	312,642	1,078,945	2.16	74,928

Note: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

Business Risks

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form, available at www.sedar.com, and remain substantially unchanged.

Common Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series. At March 31, 2014, there were 188,155,978 common shares outstanding. This compares to 175,811,376 common shares outstanding at December 31, 2013.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 23

During the first quarter of 2014, the Company issued 7,799,148 common shares pursuant to the Company’s ESPP (Q1 2013 - 2,065,812 common shares).

On March 28, 2014, Claude completed a private placement (the "Private Placement") of common shares in the capital of the Company ("Common Shares"). The Private Placement consisted of the issuance of 4,545,454 Common Shares at a price of CDN $0.22 per Common Share to CCP. The Common Shares were issued to CCP as payment for a waiver being granted by CCP in connection with a Credit Agreement dated as of April 5, 2013 as a result of a covenant breach at December 31, 2013.

At May 7, 2014, there were 188,155,978 common shares of the Company issued and outstanding.

Stock Options, Warrants, Deferred Share Units and Restricted Share Units Outstanding

Stock Options

At March 31, 2014, there were 7.8 million director, officer and key employee stock options outstanding with exercise prices ranging from $0.14 to $2.38 per share. This compares to 7.9 million director, officer and key employee stock options outstanding at December 31, 2013 ranging from $0.14 to $2.38 per share.

Table 16: Schedule of Stock Options Outstanding and Weighted Average Exercise Price
	March 31, 2014		December 31, 2013
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Beginning of period	7,936,361	$1.19	6,948,527	$1.43
Options granted	-	-	1,937,268	0.43
Options exercised	-	-	-	-
Options forfeited	(146,333)	1.60	(934,434)	1.35
Options expired	(20,000)	2.10	(15,000)	1.79
End of period	7,770,028	$1.18	7,936,361	$1.19

For options outstanding at March 31, 2014, the range of exercise prices, the number vested, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Table 17: Schedule of Stock Options Outstanding by Price Range
	Options Outstanding			Options Exercisable
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.14 - $0.50	1,883,765	6.07	$0.43	30,000	4.77	$0.50
$0.51 - $1.00	1,114,845	4.96	0.73	964,844	4.89	0.74
$1.01 - $1.50	2,379,673	4.51	1.20	2,318,971	4.49	1.21
$1.51 - $2.00	1,915,000	5.94	1.87	1,441,000	5.52	1.84
$2.01 - $2.38	476,745	6.94	2.32	400,396	6.92	2.31
	7,770,028	5.45	$1.18	5,155,211	5.05	$1.38

The foregoing options have expiry dates ranging from May 26, 2014 to December 8, 2021.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 24

Warrants

At March 31, 2014, there were no common share purchase warrants outstanding. This compares to 5.8 million common share purchase warrants outstanding at December 31, 2013. During the first quarter of 2014, the Company entered into an Amending Agreement pursuant to its long-term debt arrangement with CCP whereby the 5,750,000 warrants held by CCP were cancelled in conjunction with the waiver of covenant breach for consideration of $1.0 million, which was paid in 4,545,454 common shares of Claude. At May 7, 2014, there were no common share purchase warrants outstanding.

Deferred Share Units

The Company offers a Deferred Share Unit (“DSU”) plan to non-employee Directors. A DSU is a notional unit that reflects the market value of a single common share of Claude. A portion of each Director’s annual retainer is paid in DSUs. Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

During the first quarter of 2014, there were no DSUs granted to participating Directors (Q1 2013 – 283,791). At March 31, 2014, total DSUs held by participating Directors was 1,580,086 (December 31, 2013 – 1,580,086). Subsequent to March 31, 2014, the Company granted 3,043,481 DSUs to participating Directors. At May 7, 2014, total DSUs held by participating Directors was 4,623,567.

Restricted Share Units

In the first quarter of 2014, the Company established a Restricted Share Unit (“RSU”) plan whereby it may provide each plan participant an annual grant of RSUs in an amount determined by the Company’s Board of Directors. An RSU is a notional unit that reflects the market value of a single common share of Claude that entitles the participant to a cash payment for all fully vested units. RSUs vest annually over a three-year period. The final value of the redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of RSUs held by participants.

For RSUs, the Company records compensation expense with an offsetting credit to accounts payable to reflect the estimated fair value of RSUs granted to participants. There were no grants of RSUs in the first quarter of 2014. However, subsequent to March 31, 2014, a total of 1,058,696 RSUs were granted to participants in the Company’s RSU plan.

Footnotes

(1)	See description and reconciliation of non-IFRS measures in the “Non-IFRS Financial Measures and Reconciliations” section of this MD&A.
(2)	See description and reconciliation of this performance measure in the “Other Performance Measures and Reconciliations” section of this MD&A.

Non-IFRS Financial Measures and Reconciliations

The Company utilizes non-IFRS financial measures as supplemental indicators of operating performance and financial position. These non-IFRS financial measures are used internally by the Company for comparing actual results from one period to another. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 25

Adjusted Net Profit (Loss)

Adjusted net profit (loss) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). The Company uses this measure (which represents the Company’s net profit (loss) calculated under IFRS adjusted for deferred income tax (recovery) expense and non-recurring items such as impairment charges and loss on investments), in addition to conventional measures prepared in accordance with IFRS, as a more meaningful way to compare the Company’s financial performance from period to period. Furthermore, Management believes that certain investors and other stakeholders use this information to evaluate the Company’s performance.

Adjusted net profit (loss) is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

The table below reconciles adjusted net (loss) profit with the Company’s net (loss) profit, as determined under IFRS.

Table 18: Adjusted Net Loss
March 31	2014	2013

Net loss	$(5,111)	$(2,537)
Adjustments:
Impairment charges	-	-
Loss on sale of assets	642	-
(Gain) Loss on investments	(270)	-
Deferred income tax (recovery) expense	-	(770)
Adjusted Net loss	$(4,739)	$(3,307)
Weighted Average shares outstanding (basic and diluted)	182,029	174,801
Per share adjusted net (loss) profit (basic and diluted)	$(0.03)	$(0.02)

Cash Cost Per Ounce

The Company reports its cash costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Gold Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Table 19: Total Cash Cost per Gold Ounce Sold
March 31	2014	2013	Change

Production cost (CDN$)	$10,628	$11,584	(8)%
Divided by ounces sold	10,865	9,301	17%
Total cash cost per ounce (CDN$)	$978	1,245	(21)%

CDN$ Exchange Rate	1.1038	1.0086
Total cash cost per ounce (US$)	$886	$1,235	(28)%

Net Cash Margin

The Company uses net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by Management to analyze profitability trends and to assess the cash-generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. Management believes that this measurement illustrates the performance of the Company’s business on a consolidated basis and enables investors to better understand Claude’s performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 26

The Company’s net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate net cash margin differently. This non-IFRS measure is calculated from realized gold price per ounce and total cash costs per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.

Table 20: Net Cash Margin
March 31	2014	2013	Change

Revenue	$15,624	$15,278	2%
Divided by ounces sold	10,865	9,301	17%
Average Realized Price per Ounce (CDN$)	$1,438	$1,643	(12)%

Production costs	$10,628	$11,584	(8)%
Divided by ounces sold	10,865	9,301	17%
Total cash costs per ounce (CDN$)	$978	$1,245	(21)%

Net Cash Margin per Ounce Sold (CDN$)	$460	$398	16%

Other Financial Measures and Reconciliations

Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital

The Company uses Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital as a supplemental measure of its financial performance. The Company uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

Table 21: Calculation of Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital
March 31	2014	2013	Change

Net loss	$(5,111)	$(2,537)	93%
Adjustments for non-cash items:
Depreciation and depletion	5,593	4,549	23%
Finance expense	921	94	880%
Finance and other income	(206)	(297)	41%
Loss on sale of assets	642	-	-
Gain on investments	(270)	-	-
Stock-based compensation	215	327	(34)%
Deferred income tax (recovery) expense	-	(770)	-
Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital	$1,784	$1,366	31%
Weighted Average shares outstanding (basic and diluted)	182,029	174,801
Per share cash flows from operating activities (basic and diluted)	$0.01	$0.01

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 27

Reconciliation Principal Balance Owing on Debt

Pursuant to Company policy, closing costs associated with the Company’s long-term debt are netted against the face value of the debt, thereby reducing the carrying value of the Term Loan on the Statement of Financial Position. These costs are amortized using the effective interest rate method over the life of the debt facility.

Claude utilizes adjusted debt, which represents the Company’s total long-term debt obligation, as it is more indicative of how the Company manages its debt levels internally than the IFRS measure. Management believes that this measure is a more meaningful measure for investors and analysts to evaluate the overall debt capacity, liquidity and capital structure of the Company. Adjusted debt is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To calculate adjusted debt, the Company adjusts its long-term loans and borrowings to exclude the impact of fair value and other adjustments in order to reflect the actual settlement amount (principal balance owing) in relation to the debt instrument.

Table 22: Principal Balance of Debt
	March 31	Dec 31
	2014	2013

Term loan (amortized cost)	$23,717	$23,628
Add:
Remaining closing costs to be amortized	1,283	1,372
Debt (principal balance owing)	$25,000	$25,000

Disclosure Controls and Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As at March 31, 2014, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators. This evaluation was carried out under the supervision and with the participation of Management, including the Interim President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the Interim President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate ICFR. ICFR, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the Interim President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, the Interim President and Chief Executive Officer and the Chief Financial Officer concluded that internal control over financial reporting is effective as at March 31, 2014.

At December 31, 2013, the Chief Executive Officer and Chief Financial Officer concluded that ICFR was not effective as a result of the material weakness in ICFR discussed below.

Management noted that as at December 31, 2013:

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 28

•	Income taxes – there was a lack of review and monitoring controls of the income tax function relating to complex, non-routine transactions and provisions. This control deficiency resulted in the Company recording adjustments to deferred income tax assets, deferred income tax liabilities and deferred income tax expense. This control deficiency relating to complex, non-routine transactions and provisions creates a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.

The Company has taken the following remedial actions related to the above noted material weakness:

•	In response to the material weakness identified above, Management believes it has made significant improvements in the procedures and controls it utilizes to determine the review and monitoring controls of the income tax function relating to complex, non-routine transactions and provisions. As part of the preparation of the March 31, 2014 condensed consolidated interim financial statements and notes thereto (unaudited), the Company enhanced processes and controls whereby the income tax function relating to complex, non-routine transactions and provisions are communicated to the Company’s finance department and external advisors for assessment in a timely manner and are subject to increased review.

Changes in Internal Control Over Financial Reporting

Other than the response to the material weakness reported at December 31, 2013, there have been no significant changes made in our internal controls over financial reporting during the period ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s Management, including the Interim President and Chief Executive Officer and Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 29

Compliance with Canadian Securities Regulations

This annual report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 20-F, File No. 001-31956, which will be filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as “forward-looking statements”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled “Business Risk” in this MD&A. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 30

Forward-looking statements in this MD&A are made as of the date of this MD&A, being May 7, 2014 and, accordingly, are subject to change after such date. Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

The forward-looking statements contained in this Management’s Discussion and Analysis are expressly qualified by these cautionary statements.

Additional Information

Additional information related to the Company, including its Annual Information Form, is available on Canadian (www.sedar.com) securities regulatory authorities’ websites. Certain documents are also available on the Company’s website at www.clauderesources.com.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 31

Conversion Multiples

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply Metric Units by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Glossary of Financial Terms

Current ratio = (current asset / current liabilities)

Debt to capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)

Working capital = (current asset – current liabilities)

Glossary of Technical Terms

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (i.e.: silver) contained within a sample. Technique usually involves firing/smelting.

Au Eq (“gold equivalent”) – a measure of contained metal expressed in equivalent gold grade.

Biotite – a widely distributed and important rock-forming mineral of the mica group.

Brecciated – broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample – a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chalcopyrite - a sulphide mineral of copper and iron.

Chlorite – a group of platy, monoclinic, usually greenish minerals.

Chloritic alteration – the replacement by, conversion into, or introduction of chlorite into a rock.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut - a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

Cut-off Grade - the lowest grade of mineralized material that qualifies as a reserve in a deposit (i.e.: contributing material of the lowest assay that is included in a reserve estimate).

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 32

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Duty to Consult - governments in Canada may have a duty to consult with and potentially accommodate Aboriginal groups prior to making decisions which may impact lands and resources subject to established or potential treaty or Aboriginal rights, title or other claims. These governments, in turn, may delegate procedural aspects of this duty to industry.

Exploration – work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Prefeasibility Study.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture – a break or crack in rock.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Grade – the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granitoid – a light-coloured, plutonic rock with quartz between 20 and 60 percent.

Head Grade – the average grade of ore fed into a mill.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous – a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource – is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Claude Resources Inc.

Q1 2014 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 33

Inferred Mineral Resource – is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Lens - a body of ore that is thick in the middle and tapers towards the ends.

Lithostructural – an assemblage of rocks that is unified on the basis of structural and lithological features.

Mafic - igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

Measured Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Mill - a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve – the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Mineral Resource – a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

National Instrument 43-101 or NI 43-101 – National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Ounces - troy ounces of a fineness of 999.9 parts per 1,000 parts.

Ore - rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Ore Body - a sufficiently large amount of ore that can be mined economically.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

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Prefeasibility Study – a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve – the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve – the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp - a mixture of ground ore and water.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - a bronze-colored, often magnetic iron sulphide mineral.

Qualified Person – an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Ramp - an inclined underground opening.

Sericite – a fine-grained potassium mica found in various metamorphic rocks.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity - the ratio between the weight of a unit volume of a substance and that of a unit volume of water.

Stope - an underground excavation from which ore has been extracted, either above or below a level. Access to stopes is usually by way of adjacent raises.

Stratigraphy – the sequence of bedded rocks in a particular area.

Tailings - Tailings consist of ground rock and process effluents that are generated in a mine processing plant or mill. Mechanical and chemical processes are used to extract gold from mine ore and produce a waste stream known as tailings. This process of product extraction is never 100 percent efficient, nor is it possible to reclaim all reusable and expended processing reagents and chemicals. The unrecoverable and uneconomic metals, minerals, chemicals, organics and process water are discharged, normally as slurry, to a final storage area commonly known as a Tailings Management Facility (TMF) or Tailings Storage Facility (TSF).

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Till - is unsorted glacial sediment. Its content may vary from clays to mixtures of clay, sand, gravel and boulders. This material is typically derived from the subglacial erosion and incorporated by the moving ice of the glaciers of previously available unconsolidated sediments.

Tonne – a metric ton or 2,204 pounds.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Vein – a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Working interest or WI - means the interest held by Claude in property. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens. The working interest percentage is expressed before royalty interests.

Claude Resources Inc.